As filed with the Securities and Exchange Commission on September 22, 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ------------

                                Schedule 14D-1
                              (Amendment No. 4)
   Tender Offer Statement pursuant to Section 14(d)(1) of the Securities
                             Exchange Act of 1934

                                 Schedule 13D
                 of CSX Corporation and CSX Transportation, Inc.
                               (Amendment No. 8)
   (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)

                                 Schedule 13D
                       of Norfolk Southern Corporation
                              (Amendment No. 6)
   (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)

                                 Schedule 13D
                               of Walter G. Rich
                               (Amendment No. 7)
   (Pursuant to Section 13(d) of the Securities Exchange Act of 1934)

                          Delaware Otsego Corporation
                                (Name of Issuer)

                             DOCP Acquisition LLC
                                CSX Corporation
                         Norfolk Southern Corporation
                       (Name of Persons Filing Statement)

                   Common Stock, Par Value $0.125 per share
                        (Title of Class of Securities)

                                  246244 10 7
                     (CUSIP number of class of securities)
                                 ------------

                       Peter J. Shudtz, General Counsel
                                CSX Corporation
                               One James Center
                             901 East Cary Street
                         Richmond, Virginia 23219-4031
                           Telephone: (804) 782-1400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
                                 ------------

                                With a copy to:

   Pamela S. Seymon     Ronald B. Risdon     J. Gary Lane        Eric J. Friedman
   Wachtell, Lipton,      Kelley Drye &     General Counsel    Skadden, Arps, Slate,
     Rosen & Katz          Warren LLP          Corporate        Meagher & Flom LLP
  51 West 52nd Street    101 Park Avenue        Norfolk          919 Third Avenue
  New York, New York      New York, New        Southern         New York, New York
         10019             York 10178         Corporation             10022
   Telephone:  (212)    Telephone:  (212)        Three        Telephone: (212)
       403-1000             808-7800          Commercial               735-3000
                                                 Place
                                               Norfolk,
                                            Virginia 23510-
                                                 9241
                                              Telephone:
                                            (757) 629-2600



          This Amendment No. 4 to the Tender Offer on
     Schedule 14D-1, and Amendment No. 8 to the Schedule 13D of CSX Corporation, a Virginia corporation ("CSX"), and CSX Transportation, Inc., a Virginia corporation and a wholly owned subsidiary of CSX ("CSXT"), Amendment No. 6 to the Schedule 13D of Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Amendment No. 7 to the Schedule 13D of Walter G. Rich (collectively, as amended, the "Statement"), relates to the offer by DOCP Acquisition LLC, a New York limited liability company ("Purchaser") formed by CSX, NSC and Mr. Rich to purchase all outstanding shares of common stock, par value $0.125 per share (the "Shares") of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the amended Transaction Statement on Schedule 14D-1 and all such Schedules 13D filed prior hereto. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

     ITEM 10.  ADDITIONAL INFORMATION

               Item 10 of the Statement is hereby amended by the addition of the following:

          On September 22, 1997 the Company announced that Purchaser had extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Tuesday, September 23, 1997, unless further extended. Prior to such extension, the Offer was scheduled to expire at 12:00 midnight, New York City time, on September 19, 1997. A copy of the Company's press release has been filed with the Commission as an exhibit hereto and is incorporated herein by reference.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

               Item 11 of the Statement is hereby amended by the addition of the following:

     (a)(9)    Press Release issued by the Company on September 22,
               1997.


                                 SIGNATURES

               After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

       September 22, 1997        DOCP ACQUISITION LLC

                                 By: /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Authorized Person

                                     By: /s/ JAMES C. BISHOP, JR.
                                     Name:   James C. Bishop, Jr.
                                     Title:  Authorized Person


                                 CSX CORPORATION

                                 By: /s/ MARK G. ARON
                                     Name:  Mark G. Aron
                                     Title: Executive Vice President


                                 NORFOLK SOUTHERN CORPORATION

                                 By: /s/ JAMES C. BISHOP, JR.
                                     Name:  James C. Bishop, Jr.
                                     Title: Executive Vice President-Law


                                   /s/ WALTER G. RICH
                                       WALTER G. RICH



                                   SIGNATURE

                  (SOLELY WITH RESPECT TO THE SCHEDULE 13D OF
                           CSX TRANSPORTATION, INC.)

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        September 22, 1997       CSX TRANSPORTATION, INC.

                                 By: /s/ WILLIAM M. HART
                                     Name:  William M. Hart
                                     Title: Vice President - Corridor
                                              Development


                                 EXHIBIT INDEX

        (a)(9)    Press Release issued by the Company on September 22,
                  1997.